Exhibit 99.1

Concordia Healthcare Reports Results of Annual General and Special Meeting of Shareholders

OAKVILLE, ON – April 29, 2016 – Concordia Healthcare Corp. (“Concordia” or the “Company”) (TSX: CXR) (NASDAQ: CXRX), an international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs, announced today the voting results from its Annual General and Special Meeting of Shareholders (the “Meeting”) held on April 29, 2016, in Toronto, Ontario.

Election of Directors

The six (6) candidates nominated for election to Concordia’s Board of Directors (“Board”) and listed in the Company’s Management Information Circular, dated March 24, 2016, were elected by a majority of the shareholders present in person or represented by proxy at the Meeting. The voting results are as follows:

	Votes For		Votes Withheld
Nominees	Number	%	Number	%
Mark L. Thompson	26,126,918	76.4	8,085,827	23.6
Jordan Kupinsky	31,911,298	93.3	2,301,447	6.7
Douglas Deeth	17,826,273	52.1	16,386,472	47.9
Rochelle Fuhrmann	34,115,598	99.7	97,147	0.3
Edward Borkowski	21,738,674	63.5	12,474,071	36.5
Patrick Vink	33,548,097	98.1	664,648	1.9

The newly elected Board has re-appointed Jordan Kupinsky as the Lead Independent Director of the Board. In addition, the newly elected Board has approved the re-appointment of Ms. Fuhrmann (Chair) and Messrs. Kupinsky and Vink to the Audit Committee of the Company, Messrs. Kupinsky (Chair) and Deeth and Ms. Fuhrmann to the Nominating and Corporate Governance Committee of the Company and Messrs. Deeth (Chair), Kupinsky and Vink to the Human Resources and Compensation Committee of the Company.

Appointment of Auditors

Concordia announced today that its shareholders have approved the re-appointment of PricewaterhouseCoopers LLP as the auditor of Concordia to hold office until the next annual meeting of shareholders.

Resolution to Approve Name Change

Concordia also announced today that its shareholders have approved a name change of the Company from “Concordia Healthcare Corp.” to “Concordia International Corp.”.

Resolution to Adopt By-Law No. 2

In addition, Concordia announced that its shareholders have approved By-Law No. 2, which fixes deadlines by which shareholders must submit a notice of directors’ nominations to the Company (“Advance Notice”) prior to any annual or special meeting of shareholders where directors are to be elected, and sets forth the information that a shareholder must include in the Advance Notice.

About Concordia

Concordia is a diverse, international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs. The Company has an international footprint with sales in more than 100 countries, and has a diversified portfolio of more than 200 established off-patent molecules. Concordia also markets orphan drugs through its Orphan Drug Division, currently consisting of Photofrin® for the treatment of certain rare forms of cancer, which is currently undergoing testing for potential new indications.

Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.

For more information, please contact:

Adam Peeler

Concordia Healthcare Corp.

905-842-5150 x 240

apeeler@concordiarx.com